FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company:

Hammerhead Energy Inc. ("Hammerhead" or the "Company")

2700, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

2. Date of Material Change:

April 27, 2023

3. News Release:

A news release setting out information concerning the material change described in this report was issued by the Company on April 27, 2023 and disseminated through the facilities of a recognized news service, and would have been received by the securities commissions where the Company is a reporting issuer in the normal course of dissemination.  The news release was filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under the Company's issuer profiles on www.sedar.com and www.sec.gov, respectively.

4. Summary of Material Change:

On April 27, 2023, the Company announced the commencement of its substantial issuer bid (the "Offer") pursuant to which the Company is offering to purchase for cancellation up to 20,000,000 of its warrants (the "Warrants") to purchase Class A common shares (the "Shares") at a purchase price of US$1.00 per Warrant.

As of April 26, 2023, there were 28,549,991 Warrants issued and outstanding. Accordingly, the Offer is for approximately 70% of the total number of issued and outstanding Warrants.

The Offer commenced on April 27, 2023 and will remain open for acceptance until 5:00 p.m. (Eastern Daylight Time) on June 2, 2023, or at such later time and date to which the Offer may be extended or varied by the Company (the "Expiration Date"), unless withdrawn.

5. Full Description of Material Change:

5.1  Full Description of Material Change:

On April 27, 2023, the Company announced the commencement of the Offer pursuant to which the Company is offering to purchase for cancellation up to 20,000,000 of its Warrants at a purchase price of US$1.00 per Warrant.

The Offer commenced on April 27, 2023 and will remain open for acceptance until 5:00 p.m. (Eastern Daylight Time) on June 2, 2023, or at such later time and date to which the Offer may be extended or varied by the Company, unless withdrawn.

If the aggregate purchase price for Warrants validly tendered exceeds US$20,000,000 then Hammerhead will purchase the tendered Warrants on a pro rata basis according to the number of Warrants tendered, except that "odd lot" holders (being holders of Warrants ("Warrantholders") who own fewer than 100 Warrants) will not be subject to proration. The Offer is not conditional on receipt of financing or on any minimum number of Warrants being tendered to the Offer, but is subject to other conditions, which are described in the offer to purchase. Hammerhead expects to fund the Offer from cash on hand or by drawing on existing credit facilities.

On April 27, 2023, the formal offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (collectively, the "Offer Documents") containing the terms and conditions of the Offer, instructions for tendering Warrants, and the factors considered by Hammerhead's Audit Committee and Board of Directors in determining to approve the Offer, including that the Offer would simplify the Company's capital structure and reduce the potential dilution to shareholders that may result from any future exercise of the Warrants, while promoting shareholder confidence and maximizing value for existing holders of Shares, were mailed to registered Warrantholders and filed with the applicable securities regulators in Canada. In addition, among other things, the Offer Documents include a copy of the formal valuation of the Warrants obtained by the Company under the supervision of the independent members of the Audit Committee in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), disclosure of every prior valuation (within the meaning of MI 61-101), the review and approval process adopted by the Board of Directors and the Audit Committee, and the interests of interested parties (within the meaning of MI 61-101) in the Offer. The Offer Documents are available free of charge on SEDAR at www.sedar.com. A tender offer statement on Schedule TO, including the formal offer to purchase, a letter of transmittal for registered Warrantholders and related documents, has been filed by Hammerhead with the United States Securities and Exchange Commission and is available on EDGAR at www.sec.gov.

Riverstone Global Energy and Power Fund V (Cayman), L.P. ("Riverstone Fund V") and certain of its direct or indirect wholly-owned subsidiaries (the "Riverstone Fund V Entities") are the beneficial owners of 12,737,500 Warrants, which represent approximately 44.6% of the issued and outstanding Warrants. The Riverstone Fund V Entities have advised the Company that they are considering tendering all or part of their Warrants in connection with the Offer; however, the Riverstone Fund V Entities have not entered into any agreement with the Company to tender their Warrants nor made any final decision to tender their Warrants as of the date hereof.

Should any of the Riverstone Fund V Entities elect to tender Warrants in connection with the Offer, the purchase of their Warrants under the Offer would be a "related party transaction" for the purposes of MI 61-101 as such persons are "related parties" of the Company for purposes of MI 61-101 by virtue of their ownership of or control over, directly or indirectly, 78,197,457 Shares representing approximately 86.0% of the outstanding Shares as at April 26, 2023. In such event, the Company intends to rely upon the exemption to obtain minority approval of such related party transaction set forth in paragraph 5.7(a) of MI 61-101, as neither the fair market value of such persons' Warrants, nor the fair market value of the aggregate purchase price to be paid for such Warrants, exceeds 25% of the Company's market capitalization (determined in accordance with MI 61-101).

This material change report is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Warrants. The solicitation and the Offer is only being made pursuant to the Offer Documents. The Offer is optional for all Warrantholders, who are free to choose whether to participate and how many Warrants to tender.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6. Reliance of Subsection 7.1(2) of National Instrument 51-102:

Not applicable

7. Omitted Information:

Not applicable

8. Executive Officer:

For further information, please contact:

Michael Kohut

Senior Vice President and Chief Financial Officer

Telephone: 403-930-0560

9. Date of Report:

May 8, 2023

Forward-Looking Information and Advisory

Statements of future events or conditions in this material change report, including projections, expectations and estimates are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, expect, future, continue, likely, may, should, will and similar references to future periods. Forward- looking statements in this material change report include, but are not limited to, the terms and conditions of the Offer; the Offer being funded by draw downs on existing credit facilities; references to the aggregate number of Warrants to be purchased for cancellation under the Offer; the intentions of certain related parties in connection with the Offer and the effect of the Offer on certain related parties; and the timing for expiration of the Offer.

Such forward-looking statements reflect the current views of Hammerhead with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the impact of general economic and business conditions; commodity prices; foreign exchange rates and general market conditions; environmental risks; the ability of Hammerhead to execute its business plan; pricing pressures and supply and demand in the oil and gas industry; general political and economic instability (including the ongoing Russian-Ukraine conflict), Hammerhead's expectations that the Offer will be funded by drawing on existing credit facilities; Hammerhead continuing to have sufficient capital resources and working capital following the completion of the Offer; risk that the conditions to completion of the Offer are not satisfied; and the anticipated benefits of the Offer. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this material change report, Hammerhead has made assumptions regarding, among other things: conditions in general economic and financial markets; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; timing and amount of net expenditures; that Hammerhead will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; the expiration date of the Offer; ability to meet the conditions of the Offer; and that Hammerhead will be able to draw on its existing credit facilities to fund the Offer.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Hammerhead. Hammerhead's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. These forward-looking statements are made as of the date of this material change report and Hammerhead undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.